Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bar Harbor Bankshares:

We consent to incorporation by reference in the registration statements on Forms S-3 (File Nos. 333-157209 and 333-162450) and S-8 (File Nos. 333-122939, 333-122941 and 333-161622) of Bar Harbor Bankshares and subsidiaries of our reports dated March 18, 2013, relating to (1) the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and (2) the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of Bar Harbor Bankshares.

/s/ KPMG LLP

Boston, Massachusetts

March 18, 2013